Exhibit 99.2

The following proxy material for the meeting is available at www.ProxyVote.com: ANNUAL REPORT 1 - 800 - 454 - 8683 BROADRIDGE CORPORATE ISSUER SOLUTIONS PO BOX 1342T., SUITE 1300 BRENTWOOD, NY 11717 06/30/25. AUNA S.A. AUNA S.A. Scan to view materials and vote via smartphone. U92087 11 Vote must be received by 06/29/2025 to be counted. 0123 4567 8202 1239

The following proxy material for the meeting is available at www.ProxyVote.com: ANNUAL REPORT 1 - 800 - 454 - 8683 BROADRIDGE CORPORATE ISSUER SOLUTIONS PO BOX 1342T., SUITE 1300 BRENTWOOD, NY 11717 06/30/25. AUNA S.A. AUNA S.A. Scan to view materials and vote via smartphone. U92087 11 Vote must be received by 06/29/2025 to be counted. 0123 4567 8202 1239

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